Exhibit 99.2

November 2024 Third Quarter & Nine Months Ended September 2024 Investors Call

FORWARD - LOOKING STATEMENT This presentation is not intended to provide investment or medical advice . It should be noted that some products under development described herein have not been found safe or effective by any regulatory agency and are not approved for any use outside of clinical trials . This presentation contains forward - looking statements, which express the current beliefs and expectations of Kamada ’ s management . Such statements include 2024 financial guidance ; growth strategy and plans for double digit growth ; progression of inhaled AAT clinical study, its benefits, potential market size and potential FDA's feedback ; growth prospects, Israeli distribution business segment and U . S . plasma segment ; success in identify and integrating M&A targets for growth . These statements involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the projected results, performances or achievements expressed or implied by such forward - looking statements . Important factors that could cause or contribute to such differences include, but are not limited to, risks relating to Kamada's ability to successfully develop and commercialize its products and product candidates, progress and results of any clinical trials, introduction of competing products, continued market acceptance of Kamada ’ s commercial products portfolio, impact of geo - political environment in the middle east, impact of any changes in regulation and legislation that could affect the pharmaceutical industry, difficulty in predicting, obtaining or maintaining U . S . Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, restrains related to third parties ’ IP rights and changes in the health policies and structures of various countries, success of M&A strategies, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed under the heading “ Risk Factors ” of Kamada ’ s 2023 Annual Report on Form 20 - F (filed on March 6 , 2024 ), as well as in Kamada ’ s recent Forms 6 - K filed with the U . S . Securities and Exchange Commission . This presentation includes certain non - IFRS financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS . The non - IFRS financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies . In accordance with the requirement of the SEC regulations a reconciliation of these non - IFRS financial measures to the comparable IFRS measures is included in an appendix to this presentation . Management uses these non - IFRS financial measures for financial and operational decision - making and as a means to evaluate period - to - period comparisons . Management believes that these non - IFRS financial measures provide meaningful supplemental information regarding Kamada ’ s performance and liquidity . Forward - looking statements speak only as of the date they are made, and Kamada undertakes no obligation to update any forward - looking statement to reflect the impact of circumstances or events that arise after the date the forward - looking statement was made, except as required by applicable law . 2

KEDRAB® CYTOGAM® HEPGAM B® VARIZIG® WINRHO® GLASSIA® KAMADA - A GLOBAL BIOPHARMACEUTICAL COMPANY 6 FDA - Approved Products 15 % CAGR (from 2021 ) $ 158 - 162 M 2024 Revenues Guidance $ 32 - 35M 1 2024 Adj. EBIDTA Guidance 4 Pillars of Growth A LEADER IN SPECIALTY PLASMA THERAPIES, WITH A PORTFOLIO OF MARKETED PRODUCTS INDICATED FOR DISEASES WITH LIMITED TREATMENT ALTERNATIVES $ 72.0 M Cash (Sep 30 , 2024 ) 3 Organic Growth M&A Transactions Inhaled AAT Pivotal Study Plasma Collection Centers 1 . Adjusted EBITDA guidance was increased from a previous $ 28 M - $ 32 M (a 12 % midpoint increase)

DELIVERING ON OUR COMMITMENTS 4

Q 3 – 24 CONTINUING THE GROWTH DOUBLE DIGIT REVENUE AND PROFITABLE INCREASE 5 For reconciliation of Adjusted EBITDA please refer to slide 16 GROSS MARGIN REVENUE 2% Q3/23 39% Q 3 / 24 41% 10% Q3/23 $37.9 Q 3 / 24 $ 41.7 Adj. EBITDA EPS 11% Q3/23 $7.9 Q 3 / 24 $ 8.8 16% Q3/23 $0.06 Q3/24 $0.07

GROSS MARGIN REVENUE 4% 9M/23 39% 9 M/ 24 43% 15% 9M/23 $106.1 9 M/ 24 $ 121.9 Adj. EBITDA EPS 43% 9M/23 $17.7 9 M/ 24 $ 25.4 X3 9M/23 $0.06 9M/24 $0.18 9 M – 24 CONTINUING THE GROWTH DOUBLE DIGIT REVENUE AND PROFITABLE INCREASE 6 For reconciliation of Adjusted EBITDA please refer to slide 16

6 18 24 32 - 35 1 2021 2022 2023 2024 104 129 143 158 – 162 2021 2022 2023 2024 ADJUSTED EBITDA US$M 77% CAGR 2024 represents annual guidance 2024 represents annual guidance ANNUAL DOUBLE - DIGIT GROWTH TRAJECTORY REVENUES US$M 15% CAGR 9 M $ 122 M ( 76%) 7 9 M $ 25 M ( 76%) 1. Adjusted EBITDA guidance was increased from a previous $28M - $32M (a 12% midpoint increase) Generated $37.2M of operating cash flow during the first nine months of 2024

KAMADA ’ S ROADMAP FOR ANNUAL DOUBLE - DIGIT GROWTH 8 Organic Growth Portfolio of 6 FDA - approved products; Over 30 territories M&A Transactions Support growth through M&A transactions Plasma Collection Centers Each new collection center contributes annual revenues of $ 8 M - $ 10 M Inhaled AAT Phase III pivotal clinical study, targeting a market of over $ 2 B

9 6 FDA - APPROVED SPECIALTY PLASMA PRODUCTS KEDRAB® [Rabies Immune Globulin (Human)] Post exposure prophylaxis of rabies infection CYTOGAM® [Cytomegalovirus Immune Globulin (Human)] Prophylaxis of CMV disease associated with transplants HEPGAM B® [Hepatitis B Immune Globulin (Human)] Prevention of HBV recurrence following liver transplants VARIZIG® [Varicella Zoster Immune Globulin (Human)] Post - exposure prophylaxis of varicella in high - risk patients WINRHO® [Rho(D) Immune Globulin (Human)] Treatment of ITP & suppression of Rh isoimmunization (HDN) KEY FOCUS ON TRANSPLANTS & RARE CONDITIONS For Important Safety Information, visit www.Kamada.com GLASSIA® [Alpha 1 - Proteinase Inhibitor (Human)] Augmentation therapy for Alpha - 1 Antitrypsin Deficiency (AATD)

DISTRIBUTION SEGMENT GROWTH More than 25 products exclusively licensed from leading international pharmaceutical companies, marketed in the Israeli market EXCLUSIVE DISTRIBUTOR IN ISRAEL FOR LEADING BIOPHARMACEUTICAL COMPANIES Key areas : plasma - derived, respiratory, rare diseases, infectious diseases, biosimilar portfolio of 11 product candidates, mainly from Alvotech First biosimilar was launched in Q 1 / 2024 and second product expected to be launched by end of 2024 The other Biosimilar products are expected to be launched through 2028 , upon receipt of regulatory approval Biosimilar portfolio represents the main growth driver with estimated peak annual sales of $30 - 34M 10

11 M&A TRANSACTIONS SEEKING THE NEXT BREAKTHROUGH Exploring strategic business development opportunities to identify potential acquisition or in - licensing Focusing on products synergistic to our existing commercial and/or production activities Strong financial position and proven successful M&A capabilities

12 KAMADA PLASMA EXPANDING VERTICAL INTEGRATION & REVENUE GROWTH Collecting hyper - immune plasma for our specialty IgG products and normal source plasma (NSP) to support revenue growth Recently opened a new plasma collection center in Houston, Texas ; planning to open another center in San Antonio, Texas (H 1 - 25 ) Average annual revenues of a mature collection center ranges from $ 8 M to $ 10 M

INHALED AAT PHASE 3 PIVOTAL STUDY Non - Invasive, at - home treatment. Expected better ease of use and quality of life for AATD patients than current IV SOC Most effective mode of treatment for delivering therapeutic amounts of AAT directly into the airways Studied in more than 200 individuals to date, with an established safety profile Only 1 / 8 th of the IV AAT dosing, more cost - effective; favorable market access landscape STUDY D ESIGN EXPECTED ADVANTAGES Ɗ čŃč randomization; 9 active sites; ~ 45 % of patients enrolled to date; Open Label Extension (OLE) initiated Mid 2024 Inhaled AAT ĔČ mg Ɗ once Ɗ daily o r Ɗ placebo, Ɗ during Ɗ two Ɗ years of Ɗ treatment Primary Ɗ Endpoint: Lung Ɗ function - FEV č Secondary Ɗ Endpoints Ń Lung Ɗ density - CT Ɗ densitometry Ɗ and Ɗ other Ɗ disease Ɗ severity Ɗ parameters 13 POTENTIAL TRANSFORMATIVE TREATMENT IN AATD - RELATED LUNG DISEASE

$ 2 Billion A substantial market opportunity (2028) In discussion with the FDA on an IND amendment with revised statistical analysis plan and study protocol FDA recently reconfirmed overall study design, endorsed positive safety data to date, and expressed willingness to potentially accept a P< 0.1 alpha level in evaluating the trial ’ s efficacy primary endpoint INHALED AAT PHASE 3 PIVOTAL STUDY InnovAATe – a global, double - blind, randomized, placebo - controlled pivotal Phase 3 clinical trial testing the safety and efficacy of inhaled AAT in patients with AATD. Study design meets FDA and EMA ’ s requirements Source: CantorFizgerald, JAN 11 2024 14

15 DETAILS FY 2023 Q3/23 Q3/24 9M/23 9M/24 US $ M Driven by two key growth drivers, KEDRAB® & CYTOGAM® 115.5 31.4 37.1 86.4 110.0 PROPRIETARY 27.1 6.5 4.6 19.7 11.9 DISTRIBUTION 15% YoY increase; 9M revenues - 76% of mid - point annual guidance 142.5 37.9 41.7 106.1 121.9 TOTAL REVENUES 55.5 14.8 17.2 41.1 52.9 GROSS PROFIT 4 basis point increase YoY 39% 39% 41% 39% 43 % GROSS MARGIN (45.4) (10.4) (11.9) (33.8) (38.0) OPEX 8.3 3.2 3.9 3.2 10.7 NET PROFIT 43% YoY increase; 21% of revenues & 76% of mid - point annual guidance 24.1 7.9 8.8 17.7 25.4 Adjusted EBITDA Generated $37.2M of operating cash flow during 9M/24 55.6 52.6 72.0 CASH Including acquisition related intangible assets ($131M @ September 24) 354.9 337.1 351.2 TOTAL ASSETS 5 - year term loan paid down in full during Q3 - 23 0.0 0.0 0.0 BANK LOAN Increase associated with new plasma collection centers in the U.S. 8.8 5.9 11.2 LEASE LIABILITIES Acquisition related contingent consideration 68.2 72.1 61.2 CONTINGENT LIABILITIES 244.0 238.4 255.3 EQUITY Contingent and lease liabilities net of available cash (21.4) (25.4) (0.4) NET DEBT Adjusted EBITDA is defined as net income, plus ( i ) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses STRONG 9 M 2024 FINANCIAL RESULTS

16 NON - IFRS MEASURES – ADJUSTED EBITDA FY 2023 Q 3 / 23 Q 3 / 24 9 M/ 23 9 M/ 24 US $ M 8.3 3.2 3.9 3.2 10.7 NET PROFIT 0.1 0.1 0.1 0.2 0.2 TAXES ON INCOME 1.0 1.3 1.8 3.4 5.3 REVALUATION OF ACQUISITION RELATED CONTINGENT CONSIDERATION 0.7 (0.2) (0.4) 0.5 (1.2) OTHER FINANCIAL EXPENSE, NET 7.1 1.8 1.8 5.3 5.3 AMORTIZATION OF ACQUISITION RELATED INTANGIBLE ASSETS 5.7 1.4 1.5 4.2 4.4 OTHER DEPRECIATION AND AMORTIZATION EXPENSES 1.3 0.3 0.2 0.9 0.7 NON - CASH SHARE - BASED COMPENSATION EXPENSES 24.1 7.9 8.8 17.7 25.4 ADJUSTED EBITDA Adjusted EBITDA is defined as net income, plus ( i ) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses

KEDRAB® CYTOGAM® HEPGAM B® VARIZIG® WINRHO® GLASSIA® KAMADA - SIGNIFICANT UPSIDE POTENTIAL 6 FDA - Approved Products 15 % CAGR (from 2021 ) $ 158 - 162 M 2024 Revenues Guidance $ 32 - 35M 1 2024 Adj. EBIDTA Guidance 4 Pillars of Growth DELIVERING ON OUR COMMITMENTS $ 72.0 M Cash (Sep 30, 2024) 17 Organic Growth M&A Transactions Inhaled AAT Pivotal Study Plasma Collection Centers 1 . Adjusted EBITDA guidance was increased from a previous $ 28 M - $ 32 M (a 12 % midpoint increase)

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